STATEMENT OF FINANCIAL CONDITION

As of September 30
(expressed in U.S. dollars)

	2019 $
ASSETS	
Cash *[note 6]*	3,629,137
Cash segregated under federal and other regulations *[note 6]*	27,039,440
Accounts receivable	67,020
Prepaid expenses	35,624
Due from customers *[note 8]*	13,217
Deposits and amounts receivable from clearing broker *[note 7]*	54,294
Total assets	30,838,732
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued liabilities	319,267
Income tax payable *[note 11]*	127,137
Due to customers *[note 8]*	23,811,858
Due to brokers/dealers *[note 8]*	13,217
Due to Haywood Securities Inc., without interest or stated terms of repayment *[note 10]*	1,558,134
Deferred tax liabilities *[note 11]*	8,437
Total liabilities	25,838,050
Contingencies and commitments *[note 12]*	
Stockholder's equity	
Common stock *[note 9]*	100
Retained earnings	5,000,582
Total stockholder's equity	5,000,682
Total liabilities and stockholder's equity	30,838,732

See accompanying notes



Director